Via EDGAR

November 6, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Dietrich A. King, Assistant Director

Re:	Equity Bancshares, Inc.
Registration	Statement on Form S-1 (as amended)
File	No. 333-207351

Ladies and Gentlemen:

Equity Bancshares, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m. (Washington, D.C. time) on November 10, 2015, or as soon practicable thereafter.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Michael G. Keeley of Norton Rose Fulbright US LLP at (214) 855-3906 upon the effectiveness of the Registration Statement or if you have any questions regarding this request.

Thank you for your assistance in this matter.

Securities and Exchange Commission

November 6, 2015

Sincerely,

Equity Bancshares, Inc.

By:	/s/ Brad S. Elliott
Name:	Brad S. Elliott
Title:	Chairman and Chief Executive Officer

cc:	Gregory H. Kossover, Equity Bancshares, Inc.
Michael G. Keeley, Norton Rose Fulbright US LLP
Brennan Ryan, Nelson Mullins Riley & Scarborough, LLP
John Jennings, Nelson Mullins Riley & Scarborough, LLP